April 30, 2010

EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 278

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Trust”) is Post-Effective Amendment No. 278 to the Trust’s currently effective Registration Statement on Form N-1A relating to The BeeHive Fund and Lou Holland Growth Fund (each a “Fund).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The purposes of this filing are to: (1) respond to comments regarding Post-Effective Amendment 270 for The BeeHive Fund provided by the Staff of the Securities and Exchange Commission; (2) reflect the cessation of operations of the class C Shares of Lou Holland Growth Fund; (3) include The BeeHive Fund’s financial statements for the fiscal year ended December 31, 2009, in the Trust’s Registration Statement; and (4) update other information and make other non-material changes to each Fund’s prospectus and statement of additional information.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine Rosenberger

Francine J. Rosenberger
Attachments
cc:  Lina Bhatnagar
Atlantic Fund Administration